August 16, 2019

FORM C

Up to $245,000

Blue World Voyages, LLC



Series 2019 Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, this "**Form C**") is being furnished by Blue World Voyages, LLC, a Florida limited liability company (the "**Company**," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in the Company's Series 2019 Crowd SAFE (Simple Agreement for Future Equity) (each a "**Security**" or "**Crowd SAFE**"). Purchasers of Securities are sometimes referred to herein as "**Investors**." The Company intends to raise at least $25,000 and up to $245,000 from Investors in the offering of Securities described in this Form C (this "**Offering**"). The minimum amount of Securities that can be purchased is $50.00 per Investor (which may be changed or waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The membership interests in the Company represent, in the aggregate, the entire equity capitalization of the Company and are designated as units ("**Units**"). The Company is authorized to issue Units as Class A, Class B or Preferred Units, with such rights, benefits and privileges as shall be determined by the Company's Board of Managers in its sole discretion. The Securities will be convertible into Units ("**CF Shadow Securities**") under certain conditions; provided, however, CF Shadow Securities will not carry any voting rights except as may be specifically required by applicable law. References to "Units" in this Form C shall also refer to any equity securities into which the Company's Units or membership interests are exchanged or converted pursuant to a reorganization or recapitalization of the Company. The rights and obligations of the holders of the Securities are set forth below in the section of this Form C entitled "*The Offering and the Securities*" below. In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason, and may reject any investment commitment made by an Investor at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "**Intermediary**"). The Intermediary will be entitled to receive a fee comprising 6% of the cash proceeds of this Offering and a number of Securities equal to 2% of the Securities that are issued in this Offering, as shown below:

	Price to Investors	Service Fees and Commissions [2][3]	Net Proceeds
Minimum Individual Purchase Amount [1]	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$245,000	$14,700	$230,300

(1)   The Company reserves the right to change or waive the Minimum Individual Purchase Amount, in its sole discretion.

(2)   Includes the 6% cash fee due to the Intermediary but excludes fees and expenses of the Company's advisors, such as attorneys and accountants.

(3)   In addition to the 6% cash fee, the Intermediary will receive a number of Securities equal to 2% of the Securities that are issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.blueworldvoyages.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 16, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) It does not and is not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) It is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) It is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); and
(5) It has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL BE SUBJECT TO TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR

OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY TO ACT AS ESCROW AGENT.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Ongoing Reporting

The Company will file a report on Form C-AR electronically with the Securities and Exchange Commission annually, and post the report on its website, no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.blueworldvoyages.com.

The Company must continue to comply with the annual reporting requirements until one of the following occurs:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Table of Contents

SUMMARY 8
    The Business 8
    The Offering...9
RISK FACTORS 10
Risks Related to the Company's Business and Industry..10
BUSINESS...19
    Description of the Business..19
    History of the Business 19
    The Company's Products and/or Services 19
    Competition..20
    Supply Chain and Customer Base 20
    Intellectual Property 20
    Governmental/Regulatory Approval and Compliance...20
    Litigation 20
    Other 21
USE OF PROCEEDS 21
MANAGERS, OFFICERS AND EMPLOYEES 21
    Managers/Officers...21
    Employees 23
CAPITALIZATION AND OWNERSHIP 24
    Capitalization 24
    Ownership 27
FINANCIAL INFORMATION 27
    Operations 27
    Liquidity and Capital Resources 28
    Capital Expenditures and Other Obligations...28
    Trends and Uncertainties...28
THE OFFERING AND THE SECURITIES 28
    The Offering...28
    The Securities 30
    Anti-Dilution Rights..33
    Restrictions on Transfer 33
    Other Material Terms...33
TAX MATTERS 34
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 34
    Related Person Transactions 34
    Conflicts of Interest...35
OTHER INFORMATION 35
    Bad Actor Disclosure 35
    SIGNATURE 36
    EXHIBITS..38
    EXHIBIT A – Financial Statements 39
    EXHIBIT B – Video Transcript..40
    EXHIBIT C – Offering Page...41
    EXHIBIT D – Crowd SAFE 42

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Blue World Voyages, LLC (the "**Company**") was formed on April 28, 2016 as a Florida limited liability company.

The Company is located at 142 Sans Souci Drive, Coral Gables, FL 33133, and its website is https://www.blueworldvoyages.com/. The information available on or through our website is not a part of this Form C.

The Company conducts business primarily in/from the United States.

In making an investment decision with respect to our Securities, you should consider only the information contained in this Form C and not any information or representation made or delivered by any person, whether orally or in writing.

The Business

The Company plans to launch its first commercial cruise-ship on or before April 21, 2021, offering 5-star, specialty cruises for active, healthy adults, and those looking to improve their lifestyle choices. Targeted primarily to the 30-65 age demographic, the Company's ship will offer healthy, active, and more adventurous selections than are offered by one-size-fits-all cruise industry competitors. Itineraries will feature active excursion options such as hiking, golf, tennis, cycling, and watersports as well as unique cultural and educational offerings. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility.

The Offering

Minimum amount of Crowd SAFEs being offered	25,000
Total Crowd SAFEs (outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Crowd SAFEs being offered	245,000
Total Crowd SAFEs outstanding after Offering (if maximum amount reached)	245,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00^{+}
Offering Deadline	February 1, 2020
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page **Error! Bookmark not defined.** hereof.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The Company reserves the right to amend or waive the minimum investment amount per investor, in its sole discretion.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering will not be enough to fulfill the Company's current business plan.
In order to achieve the Company's near and long-term goals, which include purchasing and outfitting one or more cruise ships, the Company will need to procure a substantial amount of funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company will keep fifty percent (50%) of the net proceeds of this Offering in an escrow account until further financing can be secured; if the Company is unsuccessful in obtaining further financing prior to February 1, 2021, the funds held in escrow will be returned to Investors and the Securities will be terminated. We have included this provision to incentivize interested Investors to participate in our offering with a slightly lower risk profile; however, our inability to access such proceeds could adversely affect our ability to meet our current business plans.

We rely on other companies to provide components and services for our products.
We depend on suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

Adverse world events impacting the ability or desire of people to travel may lead to a decline in demand for cruises.
We may be affected by the public's concerns regarding the safety and security of travel, including government travel advisories and travel restrictions, political instability and civil unrest, and other general concerns. Additionally, we may be impacted by heightened regulations around customs

10

and border control, travel bans to and from certain geographical areas, government policies increasing the difficulty of travel and limitations on issuing international travel visas. We may also be impacted by adverse changes in the perceived or actual economic climate, such as global or regional recessions, higher unemployment and underemployment rates and declines in income levels. In 2019, uncertainties resulting from the UK's expected exit from the European Union may impact our business.

Incidents concerning our ships, guests or the cruise vacation industry as well as adverse weather conditions and other natural disasters may impact the satisfaction of our guests and crew and lead to reputational damage.

Our operations will involve the risk of incidents and media coverage thereof. Such incidents include, but are not limited to, the improper operation or maintenance of ships, motor vehicles and trains; guest and crew illnesses; mechanical failures, fires and collisions; repair delays, groundings and navigational errors; oil spills and other maritime and environmental issues as well as other incidents at sea or while in port or on land which may cause guest and crew discomfort, injury, or death. Although our commitment to the safety and comfort of our guests and crew will be paramount to the success of our business, our ships may become involved in accidents and other incidents.

Our cruise ships may be impacted by adverse weather patterns or other natural disasters, such as hurricanes, earthquakes, floods, fires, tornados, tsunamis, typhoons and volcanic eruptions. It is possible that we could be forced to alter itineraries or cancel a cruise or a series of cruises or tours due to these or other types of disruptions. In addition, these and any other events which impact the travel industry more generally may negatively impact our guests' or crew's ability or desire to travel to or from our ships and/or interrupt the supply of critical goods and services.

Changes in and non-compliance with laws and regulations under which we operate, such as those relating to health, environment, safety and security, data privacy and protection, anti-corruption, economic sanctions, trade protection and tax may lead to litigation, enforcement actions, fines, penalties, and reputational damage.

We will be subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, sometimes on a daily basis, depending on the itineraries of our ships and the ports and countries visited. If we violate or fail to comply with any of these laws, regulations, treaties and other requirements we could be fined or otherwise sanctioned by regulators.

We are subject to laws and requirements related to the treatment and protection of sensitive data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations. In the course of doing business, we will collect guest, employee, company and other third-party data, including personally identifiable information and other sensitive data.

Our operations subject us to potential liability under anti-corruption laws and regulations. We may also be affected by economic sanctions, trade protection laws, policies and other regulatory requirements affecting trade and investment.

We are also subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change

at any time, which may result in substantially higher tax liabilities. Additionally, the relevant authorities' interpretation of tax laws, regulations and treaties could differ materially from ours.

Breaches in data security and lapses in data privacy as well as disruptions and other damages to our principal offices, information technology operations and system networks and failure to keep pace with developments in technology may adversely impact our business operations, the satisfaction of our guests and crew and lead to reputational damage.

We may be impacted by breaches in data security and lapses in data privacy, which can occur from time to time. These can vary in scope and intent from economically driven attacks to malicious attacks targeting our key operating systems with the intent to disrupt or compromise our shoreside and shipboard operations. Like many companies, we are subject to unauthorized access or use of digital systems and networks through human error or for purposes of misappropriating assets or obtaining sensitive financial, medical or other personal or business information.

Our offices, information technology operations and system networks may be impacted by actual or threatened natural disasters (for example, hurricanes, earthquakes, floods, fires, tornados, tsunamis, typhoons and volcanic eruptions) or other disruptive events. Our maritime and/or shoreside operations, including our ability to manage our inventory of cabins held for sale and set pricing, control costs, and serve our guests, depends on the reliability of our information technology operations and system networks as well as our ability to refine and update to more advanced systems and technologies.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Our ability to recruit, develop and retain qualified shipboard personnel who live away from home for extended periods of time may adversely impact our business operations, guest services and satisfaction.

We intend to hire a significant number of qualified shipboard personnel each year and, thus, our ability to adequately recruit, develop and retain these individuals is critical to our success. Incidents involving cruise ships and the related adverse media publicity, adverse economic conditions that negatively affect our profitability and increasing demand as a result of our and the industry's projected growth could negatively impact our ability to recruit, develop and retain sufficient qualified shipboard personnel.

Increases in fuel prices and availability of fuel supply may adversely impact our scheduled itineraries and costs.

We may be impacted by economic, market and political conditions around the world, such as fuel demand, regulatory requirements, supply disruptions and related infrastructure needs, which make it difficult to predict the future price and availability of fuel. Future increases in the global price of fuel would increase the cost of our cruise ship operations as well as some of our other expenses, such as crew travel, freight and commodity costs. Increases in airfares, which could result from increases in the price of fuel, would increase our guests' overall vacation costs as many of our guests depend on airlines to transport them to or from the airports near the ports where our cruises embark and disembark.

Fluctuations in foreign currency exchange rates may adversely impact our financial results.

We may earn revenues, pay expenses, purchase and own assets and incur liabilities in currencies other than the U.S. dollar. Additionally, our shipbuilding contracts are likely to be denominated in euros. Movements in foreign currency exchange rates will affect our financial results.

Overcapacity and competition in the cruise and land-based vacation industry may lead to a decline in our cruise sales and pricing.

We may be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region or for a particular itinerary. We will face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent preferences and value. Many of these cruise brands will be much larger and better capitalized than our company and may be better positioned to withstand adverse changes in the industry, including demand for cruises. In addition, we compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value.

Inability to implement our shipbuilding programs and ship repairs, maintenance and refurbishments may adversely impact our business operations and the satisfaction of our guests.

We may be impacted by unforeseen events, such as work stoppages, insolvencies, "force majeure" events or other financial difficulties experienced by shipyards, their subcontractors and our suppliers. This may result in less shipyard availability resulting in delays or preventing the delivery of our ships under construction and/or the completion of the repair, maintenance, or refurbishment of our existing ships. This may lead to potential delays or cancellations of cruises. In addition, the prices of various commodities that are used in the construction of ships and for repair, maintenance and refurbishment of existing ships, such as steel, are subject to volatility.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically higher during certain months, affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

We have approximately $288,885 of outstanding SAFEs that will convert into preferred units of the Company if the company issues preferred units.
In Q4 2018, the Company conducted a 4(a)(6) offering in which it raised $288,885 by selling a specific type of SAFE that is convertible into preferred units of the Company ("**2018 SAFE**"). In the event that the Company completes a sale of preferred units, the holders of the 2018 SAFEs will become holders of SAFE Preferred Units. SAFE Preferred Units are units of a series of preferred units that will have identical rights, privileges, preferences and restrictions as the preferred units that triggered the conversion of the 2018 SAFEs, except that SAFE Preferred Units will have (i) no voting rights, other than as required by law; (ii) a per unit liquidation preference and conversion price for purposes of price-based anti- dilution protection equal to the Conversion Price; and (iii) dividend rights based on the Conversion Price. The 2018 SAFE is triggered by any "equity financing", which is defined as "a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Units at a fixed pre-money valuation." Without amending or redeeming the outstanding 2018 SAFE instruments, the 2018 SAFE could make raising capital from institutional investors and other parties difficult as we will not be able to issue Preferred Units without triggering conversion of the 2018 SAFE instruments.

Crowdfunding Risks

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "**Securities Act**"), in reliance, among other exemptions, on the exemptive provisions of section 4(a)(6) of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management will have broad discretion in how the Company uses the net proceeds of this Offering.
The Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit an individual Investor's commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent an Investor from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination that such amount is not consistent with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company also has the right to end the Offering early.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the existing Offering Deadline is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not accrue interest during this time and will be held in escrow until either (A) the new Offering Deadline is reached without the Company receiving the Minimum Amount, in which case your investment will be returned to you without interest or deduction, or (B) the Company receives the Minimum Amount on or prior to the new Offering Deadline, in which case fifty percent (50%) of your investment will be released to the Company, with the balance to be released upon the Company obtaining additional financing

as described below under "*The Offering and the Securities.*" . If the Company receives the Minimum Amount on or prior to the applicable Offering Deadline, the Securities you have purchased will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Risks Related to the Securities

The Securities and, if issued, the CF Shadow Securities issuable upon conversion of such Securities will not be freely tradable until one year from the purchase date for such Securities. Although the Securities and, if issued, the CF Shadow Securities may become freely tradable under federal securities law one year after the Securities are issued, an active public market for the Securities or the CF Shadow Securities is unlikely to develop, and restrictions under state securities regulations may also apply; accordingly, each Investor should consult with such Investor's attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities or any CF Shadow Securities that are issued. Because neither the Securities nor the CF Shadow Securities have been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities and the CF Shadow Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities and the CF Shadow Securities may also adversely affect the price that you might be able to obtain for the Securities and the CF Shadow Securities, as the case may be, in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that such Investor is purchasing the Securities for such Investor's own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company elects to convert the Securities into CF Shadow Securities following a qualifying equity financing or until the Company completes an initial public offering of its securities or a change of control or sale of substantially all of the Company's assets occurs.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and if the Securities are not converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities (the type of equity Purchasers are entitled to receive upon such conversion). The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Securities to CF Shadow Securities (which cannot be guaranteed), holders of CF Shadow Securities will be required to enter into a proxy agreement with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

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Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon an offering of Series B Units, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Shadow Security holders vote. Thus, Investors will not be able to vote upon manager appointments or any other matters submitted to the Company's unitholders for approval.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Securities in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no independent right to demand such conversion. Only in limited circumstances, such as a liquidity event or dissolution of the Company, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company. Although the Company will keep fifty percent (50%) of the net proceeds of this Offering in an escrow account until further financing can be secured; if the Company is unsuccessful in obtaining further financing prior to February 1, 2021, the funds held in escrow will be returned to Investors and the Securities will be terminated, this provision does not provide Investors with the ability to declare the securities in default or demand a repayment.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities indefinitely. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
The Company's equity securities are subject to dilution in the event the Company issues additional equity. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are not determinable at this time and, as a consequence, holders of equity

securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If at any time the funds available to the Company are not sufficient to continue operating, the Company may have to raise additional capital at a price unfavorable to its existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Company's equity securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.
The CF Shadow Securities issued upon conversion of the Securities may be materially distinct from equity securities that the Company will issue to other purchasers of equity securities. For example, the Company may not provide converting Investors the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of the Company's equity securities.

There is no present market for the Securities and, as a result, we have arbitrarily set the offering price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, holders of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred unitholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Holders of Crowd SAFEs or CF Shadow Securities may lose their entire investment in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their purchase amounts. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand to pay such

holders and the holders of its other securities. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

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In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company plans to offer 5-star, specialty cruises for active, healthy adults, and for those looking to improve their lifestyle choices. The Company will be the first cruise line marketed to active healthy adults. Targeted primarily to the 30-65 age demographic, the Company's ship will offer healthy, active, and more adventurous selections than what is currently being offered by one-size-fits-all cruise industry competitors. Itineraries will feature active excursion options such as hiking, golf, tennis, cycling, and watersports as well as unique cultural and educational offerings. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility. Cuisine will be another area of differentiation with an emphasis placed on local fresh-provisioned menu options.

History of the Business

The Company was formed in April 2016 by Eugene Meehan and Fredy Dellis. Since then, the Company has undertaken to raise funds to purchase and outfit a suitable cruise ship through sales of suites on the ship and by selling equity and debt securities to investors. There can be no assurance that the Company will be able to raise such funds on acceptable terms or at all.

The Company's Products and/or Services

Product / Service	Description	Current Market
Luxury cruises emphasizing health and wellness.	The Company aims to offer luxury cruising emphasizing activities such as hiking, golf, tennis, cycling and watersports. On-board amenities will include a spacious spa and sports center as well as a world-class health and wellness facility.	It is estimated that 1 in 4 American adults (nearly 41 million) are classified as LOHAS consumers, choosing Lifestyles of Health and Sustainability. This fast-growing market segment purchases an estimated $300 billion annually in goods and services focused on health, the environment, social justice, personal development, and sustainable living.[1]

Competition

The cruise industry as a vacation destination serves a low percentage of the vacation travel industry. Specialty cruising is a fast-growing segment of the cruise industry. The Company's offering will serve a niche in this sector that the Company anticipates will appeal to a demographic of 40 million health-conscious adults.

The Company will compete with other cruise lines for passengers, many of which are larger, more experienced and better capitalized. It will operate at the luxury end of the market competing with other specialty and luxury cruise lines; there can be no assurance that we will be able to successfully compete with these cruise lines.

Supply Chain and Customer Base

The ship is intended to operate by contracting with a combination of cruise industry concessionaires who will provide technical, food/beverage, hotel and spa services for its passengers.

The Company will target active passengers between the ages of 30-65. These passengers will come primarily from the US but also Europe, Canada and South America.

It has been estimated that approximately 13% of Americans (nearly 41 million) are classified as "LOHAS" consumers, choosing "Lifestyles of Health and Sustainability".[1] This fast-growing market segment purchases an estimated $300 billion annually in goods and services focused on health, the environment, social justice, personal development, and sustainable living.[2]

Intellectual Property

Other than its tradenames and logos, the Company does not own any trademarks, patents, or other intellectual property.

Governmental/Regulatory Approval and Compliance

In operating our business, we will be subject to numerous international, national, state and local laws, regulations, treaties and other legal requirements that govern health, environmental, safety and security matters in relation to our guests, crew and ships. These requirements change regularly, sometimes on a daily basis, depending on the itineraries of our ships and the ports and countries visited.

We are also subject to laws and requirements related to the treatment and protection of sensitive data in the jurisdictions where we operate. Various governments, agencies and regulatory organizations have enacted or are considering new rules and regulations. In the course of doing business, we will collect guest, employee, company and other third-party data, including personally identifiable information and other sensitive data.

We are also subject to compliance with tax laws, regulations and treaties in the jurisdictions in which we are incorporated or operate. These tax laws, regulations and treaties are subject to change at any time, which may result in substantially higher tax liabilities.

Litigation

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[1] *Source: Natural Marketing Institute (2007)*
[2] *Source: World Watch Institute (2006)*

There are no existing legal suits pending or, to the Company's knowledge, threatened, against the Company.

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

The Company is located at 142 Sans Souci Drive, Coral Gables, FL 33133, and its website is https://www.blueworldvoyages.com/. The information available on or through our website is not a part of this Form C.

The Company primarily conducts business in/from the United States

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds		Amount if Minimum Raised		Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$14,700
Marketing Expenses – Travel	23.50%	$5,875	23.50%	$57,575
Marketing Expenses – Third-Party Consultants	47.00%	$11,750	47.00%	$115,150
Marketing Expenses – Print, Video, Social Media	18.80%	$4,700	18.80%	$46,060
Administrative Costs	4.70%	$1,175	4.70%	$11,515
Total Proceeds Raised	**100.00%**	**$25,000**	**100.00%**	**$245,000**

The foregoing table assumes the Company receives all of the proceeds of the Offering after payment of the Intermediary's fee. The Company is required to maintain an escrow balance of at least fifty percent (50%) of the amount received in the Offering, subject to release of such balance upon the occurrence of certain events as described under "*The Offering and the Securities*" below.

MANAGERS, OFFICERS AND EMPLOYEES

Managers/Officers

The managers of the Company are the Company's only officers. Their names are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eugene Meehan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, President, April 2016 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President, Blue World Voyages, LLC, April 2016 – present.

Education
B.A. Political Science, St. John's University

Name
E. Harold Gassenheimer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Financial Officer, April 2016 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Partner, Expert CFO Services, LLC, April 2016 – present

Education
M.B.A., Harvard
B.S. Chemical and Metallurgical Engineering, University of Michigan

Name
Fredy Dellis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Operating Officer, September 2017 – present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO, TheGenieLab LLC, April 2014 - Present

Education
AMP, Harvard University
International Business School Diploma, IDRAC, Paris, France

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually

paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees receiving income reportable on IRS Form W-2.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following debt:

Type of debt	Seed-Capital Notes
Amount outstanding	Nine seed-capital notes with an aggregate principal amount of $245,000 plus accrued interest of approximately $3,800 as of June 30, 2019.
Maturity	Eight of the seed-capital notes become due on the date on which the Company launches its planned cruise ship, expected to be on or before April 1, 2021. The remaining note becomes due on the date on which the escrow account holding deposits for the owners' residences on the ship closes, expected to be on or before April 1, 2021.
Interest	The seed-capital notes bear interest at 6% annually. All accrued interest is payable on the close of the Company's $30 million Series A round of financing, and is payable thereafter quarterly until maturity.
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The seed-capital notes will not limit, dilute or qualify any other securities issued by the Company.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering of convertible securities).	None.

Type of debt	Unsecured Promissory Notes
Amount outstanding	Two promissory notes in the aggregate amount of $450,000 principal amount plus accrued interest of approximately $39,000 as of June 30, 2019.

Maturity	Both promissory notes become due on the date on which the Company closes escrow on the sale of residences on the Company's cruise ship, expected to be on or before April 21, 2021.
Interest	The promissory notes bear interest at 8% annually. All accrued interest is payable on the close of the Company's $30 million Series A round of financing, and thereafter quarterly until maturity.
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The promissory notes will not limit, dilute or qualify any other securities issued by the Company.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering of convertible securities).	None.

The Company has issued the following equity securities:

Type of security	Class A Units representing LLC Membership Interests
Amount outstanding	16,500,000 Class A Units
Voting Rights	Class A Unit holders are entitled to one (1) vote per Class A Unit.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Units will not limit, dilute or qualify any other securities issued by the Company.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering of convertible securities).	1.95%

Type of security	Class B Units representing LLC Membership Interests
Amount outstanding	13,750,000 Class B Units
Voting Rights	Class B Unit holders are entitled to ten (10) votes per Class B Unit.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Units will not limit, dilute or qualify any other securities issued by the Company.
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities prior to the Offering).	98.05%

Type of security	2018 SAFE
Amount outstanding	288,885 SAFEs convertible into preferred units of the Company
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	This security will not limit or qualify the securities issued pursuant to Regulation CF. The conversion of this security may dilute the Securities issued pursuant to Regulation CF if the conversion price for the SAFEs is lower than the effective conversion price for the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion of convertible securities prior to the Offering).	The percentage ownership represented by the units into which the 2018 SAFEs are convertible is subject to, among other things, the price per Unit at which the offering that triggers such convertibility is conducted. A conversion price of $1.00 will result in 288,885 Units being issued pursuant to the conversion. A lower conversion price will result in proportionally more units being issued, and a higher conversion price will result in proportionally less units issued.

The Company has conducted the following securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date(s)	Exemption from registration Used or Public Offering
Promissory Notes	5	$530,000	Working Capital	April 13, 2016 December 5, 2016 May 5, 2017 January 19, 2018 May 29, 2019	Section 4(a)(2)
SAFEs (Simple Agreements for Future Equity)	288,885	$288,885	Working Capital	June – November 2018	Section 4(a)(6)

Valuation

The Company has determined the price at which the Securities are being offered based on management's good faith judgment as to the value of the Company and, therefore, the Securities. The price at which the Securities are being offered, however, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities

Ownership

Below are listed the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the percentage of the voting power they control.

Name	Percentage of Voting Equity Prior to Offering
Eugene Meehan	53.48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA, are attached hereto as Exhibit A. The financial statements are an important part of this Form C and should be reviewed in their entirety.

Operations

The Company does not expect to commence cruise operations in the next 12 months. During that period, the Company intends to raise equity capital in the amount of approximately $30 million and to sell owners' residences for anticipated net proceeds of $105 million. These funds will be used to finalize purchase of a suitable cruise ship and to refit it as a class 5 luxury vessel equipped for health and wellness cruising.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations – a failure to raise enough funds to enable us to implement our business plan will affect us adversely and may result in the cessation of operations and liquidation of the Company. We plan to use the proceeds as working capital to enable us to obtain the funds necessary to commence cruise operations as set forth above under "*Operations*".

Capital Expenditures and Other Obligations

The Company expects that it will be required to spend approximately $74 million to secure a cruise ship and up to an additional $48 million to refit the ship.

Trends and Uncertainties

After reviewing the above description of the Company's operational plans and capital expenditure needs, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing, which may not be readily available, to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 245,000 of its Series 2019 Crowd Safe Units of SAFEs (SimpleAgreement for Future Equity) for up to $245,000 in gross proceeds (each, a "**Security**" or a "**Crowd SAFE**"). The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 1, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions; provided, however, that the Company has the right to extend the Offering Deadline at its discretion, as described more fully below. The Company will accept investments in excess of the Minimum Amount up to $245,000 (the "**Maximum Amount**") and, in that case, additional Securities will be issued.

The price at which the Securities are being offered does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Investor funds will be held in escrow with Prime Trust LLC, as described more fully below under "Escrow Account". Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the initial Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary.

The Company or the Intermediary will notify Investors when the Minimum Amount has been reached.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the Investor's funds held in escrow will be returned without interest or deductions.

Each Investor has the right to cancel an investment commitment before the Minimum Amount is reached, in which case the Investor's funds held in escrow will be returned without interest or deductions. As described below, funds will be released to the Company upon reaching the Minimum Amount, in which case and the Investor will receive the Securities to which he or she is entitled. Upon the release of an Investor's funds to the Company, the Investor will receive Securities via Electronic Certificate/PDF as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of a subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities is $1.00 for each Security. The minimum amount that an Investor may invest in the Offering is $50.00, which amount may be changed or waived in the Company's discretion.

The Escrow Account
The Company will maintain an escrow account, for the purposes of this Offering, into which the proceeds of the Offering will be deposited. In the event that the Company receives subscriptions for Securities that in the aggregate are equal to or exceed the Minimum Amount on or prior to the Offering Deadline, the Company may (but is not required to) conduct an initial Closing of the Offering, in which case the Company will be entitled to receive fifty percent (50%) of the amount held in the escrow account. The remaining 50% in the escrow account will be released to the Company upon the occurrence of an Escrow Release Event (as defined below). If an Escrow Release Event does not occur prior to February 1, 2021, all amounts on deposit in the escrow account will be released to the Investors pro rata to their respective Purchase Amounts and the Securities will be deemed terminated.

The Company may schedule the Closing within a reasonable time after the Offering Deadline if the Minimum Amount has been reached on or prior to such date, provided investors receive at least five (5) business days' notice of the date of the Closing.

Following the Closing, the Escrow Agent will dissolve the escrow account and release the funds therein to the party entitled to said funds upon the earlier to occur of the following: (i) an Escrow Release Event, in which case all funds in the escrow account shall be released to the Company or (ii) an Escrow Refund Event, in which case all funds in the Escrow Account shall be released to the Investors pro rata to their respective Purchase Amounts.

Except in the case of an Escrow Refund Event (as defined below) or where an Investor terminates such Investor's commitment prior to the Closing therefor as described herein, Investors will not have the right to receive any amounts held in the escrow account.

"**Escrow Release Event**" means that (i) the Company has placed in escrow a cash deposit of $15,000,000 or greater for a commercial grade cruise ship suitable for the purposes planned by the Company as described herein or (ii) the occurrence of a Liquidity Event.

"**Escrow Refund Event**" shall mean the earlier of (i) the date on which a Dissolution Event (as defined below) occurs or (ii) February 1, 2021 if an Escrow Release Event has not occurred by such date.

The Intermediary
The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. Set forth below is a description of the compensation being paid to the Intermediary in connection with the Offering.

Cash Fees
6% of the amount raised in this Offering. The Intermediary will receive its fee with respect to amounts that are released to the Company from the escrow account.

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act initially as transfer agent and registrar for the Securities, and reserves the right to appoint a third-party transfer agent and registrar for the Securities.

The Securities
Set forth below is a summary of certain information concerning the Securities. Prior to investing, Investors should review our organizational documents and the Crowd SAFE instrument, both of which are available through the Intermediary, for further details on the terms of the Crowd Safe.

Not Currently Equity Interests
The Securities are not equity interests in the Company and constitute only the right to receive equity in the form of CF Shadow Securities upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends or distributions.

Voting and Control

The Securities will not have voting rights prior to conversion to CF Shadow Securities. Following conversion of the Securities, the CF Shadow Securities will not carry voting rights except as described below under "Conversion of the Securities".

The Company does not have any voting agreements in place that would affect the Securities.

Conversion of the Securities

Upon the completion by the Company of an equity financing of greater than $15,000,000 (an "**Equity Financing**"), the Securities will be convertible at the option of the Company into CF Shadow Securities, which are securities identical to those issued in the Equity Financing except that the holders of CF Shadow Securities (1) do not have the right to vote on any matters except as required by applicable law, (2) must vote in accordance with the vote of a majority of the investors in such future Equity Financing with respect to any such required vote and (3) are not entitled to any inspection or information rights (other than those contemplated by Regulation CF).

The Company has no obligation to convert the Securities in any future financing and so the Securities may remain outstanding indefinitely.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities (the "**First Equity Financing**"), each Investor will receive the number of CF Shadow Securities equal to the amount such Investor paid for the Securities (the "**Purchase Amount**") by the Conversion Price applicable to such conversion (the "**First Financing Price**"). As used herein, "**Conversion Price**" means the greater of:

(a) the quotient obtained by dividing $60,000,000 by the aggregate number, as of immediately prior to such conversion, of issued and outstanding Units, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible debt or preferred Units and all outstanding vested or unvested options or warrants to purchase Units, but excluding (i) the issuance of all Units reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iii) any equity securities of the Company that are issuable upon conversion of any outstanding SAFEs,

or

(b) the lowest price per Unit sold in such Equity Financing multiplied by 90.00%.

Conversion at a Subsequent Equity Financing

If the Company elects to convert the Securities upon an Equity Financing that occurs after the First Equity Financing (a "**Subsequent Equity Financing**"), each Investor will receive the number of CF Shadow Securities issued in such Subsequent Equity Financing equal to the quotient obtained by dividing (a) such Investor's Purchase Amount by (b) the First Financing Price.

Cash-out/Conversion Options Upon a Liquidity Event Prior to an Equity Financing

In the case either (i) an initial public offering is completed by the Company ("**IPO**") or (ii) a Change of Control (as defined below) (either of these events, a "**Liquidity Event**") occurs prior to the First Equity Financing, each Investor will receive, at the option of such Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of Class A Units (or equivalent securities) of the Company equal to the Purchase Amount divided by the quotient of (a) $60,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of Units (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) Units reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) any equity securities of the Company that are issuable upon conversion of any outstanding SAFEs. If the Investor fails to deliver to the Company notice of its determination of whether to receive cash or securities, the Investor will be deemed to have chosen to receive cash.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used in this Form C, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Cash-out/Conversion Options Upon a Liquidity Event Following the First Equity Financing

In the case of a Liquidity Event following the First Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) an amount of Class A Units of the Company equal to the Purchase Amount divided by the First Financing Price. Securities of the Company issued in connection therewith shall have the same liquidation rights, preferences and other terms as the securities issued in connection with the Company's most recent Equity Financing. If the Investor fails to deliver to the Company notice of its determination of whether to receive cash or securities, the Investor will be deemed to have chosen to receive cash.

Dissolution

If a Dissolution Event (as defined below) occurs before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred Units or other senior securities of the Company then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other SAFEs (on an as converted basis based on a valuation of the outstanding Units as determined in good faith by the Company's board of managers at the time of the Dissolution Event) and all holders of Units and other securities of the Company.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities will terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the terms of the Securities) upon the earlier to occur: (i) the issuance of CF Shadow Securities to the Investor pursuant to the conversion provisions described in this Form C or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or an Escrow Refund Event.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings or conversions of outstanding securities will dilute the ownership percentage that the Investor may eventually have in the Company as a result of the conversion of the Securities.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "**Member of the family**" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the securities into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities except as set forth therein.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough Units authorized to issue upon the conversion of the Securities, because the number of Units to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has advanced funds since its inception to Eugene Meehan, the Company's President, a member of the Company's Board of Managers, and a holder of 10 percent or more of the Company's outstanding voting equity securities. The total amount advanced to Mr. Meehan under this arrangement as of December 31, 2018 and 2017 was $202,870 and $164,834, respectively. The Company has advanced additional funds to Mr. Meehan in 2019 totaling approximately $18,000 as of June 30, 2019. The advances to Mr. Meehan bear no interest and are payable on demand. The Company has no intention of lending funds to Mr. Meehan from the proceeds of this Offering.

The Company owes funds to Mr. Meehan for the reimbursement of expenses incurred by him on behalf of the Company. The balance due to Mr. Meehan as of December 31, 2018 and 2017, respectively, was $35,500.

Conflicts of Interest
The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its security holders. It should be noted, however, that the advances to Mr. Meehan described above under "Related Person Transactions" are repayable to the Company on demand. Since Mr. Meehan controls the Company through his ownership of a majority of the Company's Class B Units (which entitle the holder to ten (10) votes per Unit), the other holders of the Company's securities may be unable to require the Company to demand repayment of the Notes.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Blue World Voyages, LLC

/s/Eugene Meehan

(Signature)

Eugene Meehan

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Eugene Meehan

(Signature)

Eugene Meehan

(Name)

President, Manager

(Title)

August 16, 2019

(Date)

/s/Fredy Dellis

(Signature)

Fredy Dellis

(Name)

Chief Operating Officer, Manager

(Title)

August 16, 2019
(Date)

/s/ E. Harold Gassenheimer
(Signature)

E. Harold Gassenheimer
(Name)

Chief Financial Officer, Manager
(Title)

August 16, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Crowd SAFE

EXHIBIT A – Financial Statements

Blue World Voyages, LLC

A Florida Limited Liability Corporation

Combined Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2018 and 2017

Blue World Voyages, LLC

TABLE OF CONTENTS

	Page
Independent Accountant's Review Report	1
Combined Financial Statements as of December 31, 2018 and 2017 and for the years then ended:	
Combined Balance Sheets	2
Combined Statements of Operations	3
Combined Statements of Changes in Members' Equity/(Deficit)	4
Combined Statements of Cash Flows	5
Notes to Combined Financial Statements	6–11



To the Members of
Blue World Voyages, LLC
Coral Gables, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying combined financial statements of Blue World Voyages, LLC (the "Company"), which comprise the combined balance sheets as of December 31, 2018 and 2017, and the related combined statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 28, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BLUE WORLD VOYAGES, LLC
COMBINED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 95,855	$ -
Subscription receivable	20,615	-
Total Current Assets	116,470	-
Non-Current Assets:		
Advances to related parties	202,870	164,834
Total Non-Current Assets	202,870	164,834
TOTAL ASSETS	$ 319,340	$ 164,834
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accrued expenses-due to related party	$ 35,500	$ 35,500
Accrued interest payable	49,224	23,474
Notes payable, current portion	448,800	248,800
Total Current Liabilities	533,524	307,774
Long-Term Liabilities:		
SAFE agreements liability	288,885	-
Total Long-Term Liabilities	288,885	-
Total Liabilities	822,409	307,774
Members' Equity/(Deficit):	(503,069)	(142,940)
TOTAL LIABILITIES AND MEMBERS' EQUITY/ (DEFICIT)	$ 319,340	$ 164,834

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ -	$ -
Costs of goods sold	-	-
Gross profit/(loss)	-	-
Operating Expenses:		
General & administrative	29,552	12,341
Sales & marketing	-	4,078
Marketing for fundraising	290,383	-
Total Operating Expenses	319,935	16,419
Loss from operations	(319,935)	(16,419)
Other Income/(Expense):		
Offering costs	(14,444)	-
Interest expense	(25,750)	(9,750)
Total Other Income/(Expense)	(40,194)	(9,750)
Provision for income taxes	-	-
Net Loss	$ (360,129)	$ (26,169)

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
(UNAUDITED)
For the years ended December 31, 2018 and 2017

		Members' Equity/(Deficit)
Balance at January 1, 2017	$	(116,771)
Net loss		(26,169)
Balance at December 31, 2017	$	(142,940)
Net loss		(360,129)
Balance at December 31, 2018	$	(503,069)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

BLUE WORLD VOYAGES, LLC
COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (360,129)	$ (26,169)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accrued interest payable	25,750	9,750
Net Cash Used In Operating Activities	(334,379)	(16,419)
Cash Flows From Investing Activities		
Advances to related parties	(38,036)	(14,602)
Net Cash Used In Investing Activities	(38,036)	(14,602)
Cash Flows From Financing Activities		
Proceeds from issuance of loans payable	200,000	5,000
Proceeds from issuance of SAFE agreements	268,270	-
Net Cash Provided By Financing Activities	468,270	5,000
Net Change In Cash	95,855	(26,021)
Cash at Beginning of Period	-	26,021
Cash at End of Period	$ 95,855	$ -
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these combined financial statements.

NOTE 1: NATURE OF OPERATIONS

Blue World Voyages, LLC (the "Company"), consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes due to common ownership, control, and management, and that Blue World, LLC was predecessor to Blue World Voyages, LLC, and share the same operations that were transitioned to the new entity (Blue World Voyages, LLC) upon formation in 2016.

- Blue World Voyages, LLC a Florida Limited Liability Company, organized April 16, 2016.
- Blue World, LLC a Florida Limited Liability Company Organized November 20, 2014.

The Company is a cruise line for healthy adults.

The rights and obligations of the members of each of the entities comprising the Company are governed by separate agreements which stipulate the members' liability is limited with regards to its debts, liabilities, contracts, or any other obligations of the Entities. Each member's interest in each Entity is defined by their respective operating agreements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares combined financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). The combined financial statements include the accounts of each Entity and are presented on a combined basis. All transactions and balances between and among the Entities have been eliminated in combining the accounts for combined financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in

active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows: recoverable.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company did not receive or recognize any revenue in the years ending December 31, 2018 and 2017.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying combined financial statements.

NOTE 3: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of

BLUE WORLD VOYAGES, LLC
NOTES TO THE COMBINED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

business. The Company is a business that has not generated revenues or profits since inception, has sustained net losses of $360,129 and $26,169 during the years ended December 31, 2018 and 2017, respectively, has member's deficit of $503,069 and $142,940 as of December 31, 2018 and 2017, respectively, and has current liabilities in excess of current assets of $417,054 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

One of the members of the Company and an officer of the Company was advanced funds from the Company since the Company's inception. The balance due from the member under this arrangement as of December 31, 2018 and 2017 was $202,870 and $164,834, respectively. These advances bear no interest and are considered payable on demand.

The Company owes funds to a member of the company for expenses incurred. The balance due to the member as of both December 31, 2018 and 2017 was $35,500.

NOTE 6: NOTES PAYABLE

On September 14, 2014, the Company entered into a short-term loan agreement in the amount of $30,000, bearing interest at 5% with no required monthly principal or interest payments. During 2017, the Company received an additional $5,000 of principal with the same terms. Total interest expense on the loan was $1,750 and $1,750 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $35,000 as of both December 31, 2018 and 2017, respectively. The unpaid accrued interest balance was $6,944 and $5,194 as of both December 31, 2018 and 2017.

On March 24, 2015, the Company entered into a short-term loan agreement in the amount of $10,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense

BLUE WORLD VOYAGES, LLC
NOTES TO THE COMBINED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

on the loan was $500 and $500 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $10,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $1,886 and $1,386 as of December 31, 2018 and 2017, respectively.

On May 15, 2015, the Company entered into a short-term loan agreement in the amount of $50,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $2,500 and $2,500 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $50,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $9,075 and $6,575 as of December 31, 2017 and 2016, respectively.

On July 6, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $1,250 and $1,250 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $25,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $4,360 and $3,110 as of December 31, 2018 and 2017, respectively.

On September 1, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $1,250 and $1,250 for the years ended December 31, 2018 and 2017, respectively. The unpaid principal balance was $25,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $4,164 and $2,914 as of December 31, 2018 and 2017, respectively.

On October 7, 2015, the Company entered into a short-term loan agreement in the amount of $25,000, bearing interest at 0% with no required monthly principal or interest payments. The note provides for a 0.5% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this stock grant. The Company received an additional $25,000 during 2016, with the same terms. The unpaid principal balance was $50,000 as of both December 31, 2018 and 2017, respectively.

On April 13, 2016, the Company entered into a short-term loan agreement in the amount of $50,000, bearing interest at 5% with no required monthly principal or interest payments. Total interest expense on the loan was $2,500 and $2,500 for the years ended December 31, 2018 and 2017 respectively. The note provides for a 0.5% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this stock grant. The unpaid principal balance was $50,000 as of both December 31, 2018 and 2017. The unpaid accrued interest balance was $6,795 and $4,295 as of December 31, 2018 and 2017, respectively.

On January 19, 2018, the Company entered into a short-term loan agreement in the amount of $200,000, bearing interest at 8% with no required monthly principal or interest payments. Initially, the loan would accrue 0% interest if the loan was paid back by the maturity date, the earlier of (a) the date that is ninety (90) days from the date the company publicly initiates crowdfunding activities; (b) the one year anniversary of the date of the note, however, the Company did not pay the loan back by the maturity date and is therefore now in default. Interest expense on the loan was $16,000 for the year

See accompanying Independent Accountant's Review Report.

-9-

ended December 31, 2018. The note provides for a 5.88% equity interest in the Company, which the Company determined had a negligible fair value at the grant date and therefore did not record a discount for the fair value of this stock grant. The unpaid principal balance was $200,000 as of December 31, 2018. The unpaid accrued interest balance was $16,000 as of December 31, 2018.

Since inception, the Company entered into several other loan agreements which are considered payable on demand all bearing 0% interest, with no required monthly payments. Total unpaid principal balances were $3,800 as of both December 31, 2018 and 2017.

All notes payable outstanding are overdue and in default as of December 31, 2018.

NOTE 7: SAFE AGREEMENTS

In 2018, the Company entered into simple agreements for future equity (SAFE Agreement) with investors through a Regulation Crowdfunding campaign in exchange for cash investments of $288,885. Issuance costs of $14,444 were incurred during the year ended December 31, 2018 in conjunction with this offering, and were expensed to the period as offering costs in the statements of operations as a maturity date was not estimable. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's membership units. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $288,885 as of December 31, 2018 (the "Purchase Amount") into the Company's membership units if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's membership units at a fixed pre-money valuation. The number of membership units the SAFE agreements convert into is the Purchase Amount divided by the price per share determined by the lesser of: a) $60,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) 100% of the unit pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: a) cash of the Purchase Amount; b) the number of membership units determined by the share pricing derived by dividing a $60,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement).

In the event of a dissolution, after satisfying payments to debtors and senior preferred holders, any remaining net assets are to be distributed to SAFE holders ratably up to the Purchase Amounts.

If the Company determines, in its sole discretion, that within six months the securities held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, the Company shall have the option to repurchase the SAFE agreements from the holders for the greater of: a) the Purchase Amount; b) the then fair market value of the SAFE agreements.

The SAFE agreements provide holders with various additional protections, including preferences over common unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

As of December 31, 2018, $288,885 of SAFE agreements were outstanding.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through May 28, 2019, the date the combined financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these combined financial statements.

EXHIBIT B – Video Transcript



CROWDFUND VIDEO TRANSCRIPT V.1
August 1, 2019

VIDEO	AUDIO
SILHOUETTED RUNNERS / YOGA/ ROWING/MACHU PICCHU	**VO:** 42 million. That's how many people fall into the category of "conscious consumers." People who take care of themselves. Eat well. Exercise. Stay active. And are constantly in search of new discoveries.
COMMUTERS ON ESCALATOR/ CRUISE DECK/ CYCLISTS _____ GENE (TO CAMERA) _____ GENE (TO CAMERA)	**VO:** There are times they want to escape the daily grind, maybe even enjoy a relaxing cruise. But not if it means sacrificing their healthy, active lifestyles. _____ **GENE:** That's exactly why we created Blue World Voyages. So these millions of people can finally take a cruise that's designed just for them. So if you're into fitness, sports or wellness…. _____ **GENE:** ….Now you have your very own cruise line. There's nothing like it in the industry.

[:50] ANIMATED RENDERING OF BLUE WORLD SHIP SUPER OVER OR UNDER ANIMATION. 525 guests (including 100 owners) _____	**VO:** Our [DELETE 350-GUEST] five-star casual cruise ship …. _____
FLYOVER OF MIDSHIP POOL _____	VO: ….is a ship of dreams for anyone who leads a healthy, active lifestyle _____
THERAPY TUB _____	**VO:** Imagine an entire deck dedicated to wellness and spa amenities. _____
SPORTS DECK _____	**VO:** And another whole deck that features the most comprehensive sports and fitness facility at sea. _____
SEA WATER LAP POOL ANIMATION. _____	**VO:** And a seawater lap pool with docking for the latest in water sports equipment. _____
FARM TO TABLE RESTAURANT _____	**VO:** Add to that a farm to table restaurant, wine-pairing lounge and juice bar, and the kind of healthy and locally-sourced cuisine you would never expect to find on a cruise ship. _____
GENE (TO CAMERA) _____	**GENE:** Blue World is not just a unique cruise experience. It's also a great investment opportunity. _____
GENE (TO CAMERA)	**GENE:** We want our passengers to be our partners.

CURRENT TITLE CARD INVESTMENT LEVELS & BENEFITS WHEN YOU INVEST: $500 You will receive a Crowd SAFE with a $500 face value plus $500 off your first cruise with us. $1,000 You will receive a Crowd SAFE with a $1,000 face value plus $1,000 off your first cruise with us. $2,500 You will receive a Crowd SAFE with a $2,500 face value plus a free cruise for one.* $5,000 You will receive a Crowd SAFE with a $5,000 face value plus a free cruise for two.*	GENE: So your investment will be matched with crowd-safe shares. **GENE:** But you'll also receive the same amount or more off your first cruise with us. Invest 25 hundred dollars and you'll get a free cruise. Invest 5 thousand dollars and you can bring a guest.
Blue World FOUNDERS CLUB	**VO:** All investors immediately become a charter member in our Blue World Founders Club. That entitles you to a number of impressive perks, all detailed on this website. SUPER BELOW BLUE WORLD FOUNDERS CLUB: *$500 minimum investment for Founders Club.*
GENE (TO CAMERA)	**GENE:** We also plan to build and sell…. [DELETE "26" – THEN, INSTEAD OF VISUALLY STAYING ON GENE….CUT TO RENDERING OF LIVING AREA OF SPLIT-LEVEL RESIDENCE]
TILLBERG RENDERING OF SPLIT-LEVEL LIVING AREA	**GENE:** ….One and two-bedroom residences on our ship.
CLIP OF BLUE ROOFS OF SANTORINI GREECE. FOLLOWED BY SHOT OF VILLAGE	So if active lifestyle cruising is for you, and you'd like to visit some of the most interesting places in the world – from your own home…
GENE (TO CAMERA)	**GENE:** …go to our website at blueworldvoyages.com to find out more.



KAYAKS IN WATER/BIKER/SNORKELERS _____	**VO:** Blue World Voyages provides you with the latest professional-quality equipment. Plus, supervision from experts in each field of sport or activity. _____
HIKERS / GOLF COURSE/KITE SURFER _____	**VO:** Everything to help you achieve your ultimate adventure. Blue World is unprecedented in creating onshore experiences. Put it all together, and it's not just another cruise…. _____
BLUE WORLD LOGO DROP IN WATER (AND URL)	**VO:** ….it's Blue World Voyages. Active Lifestyle Cruising.

EXHIBIT C – Offering Page





Company Name	Blue World Voyages
Logo	
Headline	New cruise line 100% focused on sports & wellness
Cover photo	

**Hero
Image**



Tags   Lifestyle, Fitness, Cruise Line, Health, Travel

**Pitch
text**

Deal highlights

- In addition to their Crowd SAFE units, investors of $500 or more will receive credit towards their first cruise and become members of 500-member VIP Founders Club
- Ship will feature all 5-star cabins roughly 2x the size of industry standards
- Blue World will build and sell 40 luxury one and two-bedroom Owners Residences, from which sales could provide 70% overall project funding
- Strategic partnerships with leading U.S. sports and media companies providing direct access to over 30 million active adults.
- 10,000+ followers on US website in just the past six months
- Unlike traditional cruise products, each week we will sail with 525 like-minded passengers
- Board, executive team, and advisors have held C-Level positions with leading spa, hospitality, cruise, and fitness brands

Until now, a healthy cruise vacation did not exist

The big ships have far too many people onboard and feel like floating amusement parks. The smaller luxury vessels tend to have older and more sedentary passengers. Vacations are very important "me" time. Now there's cruise that matches your lifestyle.



Ship to shore, a radically different cruise experience

No water slides or slot machines? What kind of cruise ship is this? The kind that 41 million healthy, active adults have been waiting for. It's designed for the next generation of health-conscious professionals, sports & fitness enthusiasts, and those in search of personal discoveries. Welcome to Active Lifestyle Cruising.

A sample of our ship's amenities*

*All renderings, plans, and amenities shown are proposed and conceptual only, and are based upon preliminary development plans which are subject to revisions and other changes.

An entire deck devoted to sports and fitness. Spacious functional training gym, bike fitting station, batting cages, golf, soccer and hockey simulators; spinning and TRX studios, an onboard Hank Haney Golf School, and more (including a sea-water lap pool). Plus, another entire deck dedicated to a state-of-art spa and wellness facilities. You'll also discover farm-to-table cuisine, educational programs, guest lecturers, evening entertainment, and much more.



Unique sea-water lap pool and swim platform



The largest functional training center at sea

Bike-fitting station, yoga studio, juice bar, sports simulators and Hank Haney Golf School





The Aft Therapy Pool

Luxurious one and two bedroom Owners Residences





Our mid-ship pool deck includes Bali-beds where you can watch a movie and then sleep under the stars

The Solarium





Farm to Table Dining (one of 4 on-board speciality restaurants--all included in fare)

Beautiful, spacious guest suites



The Blue World shoreside experience

As a smaller vessel, we take you to places big ships can't go - so you'll see and experience things they can't show you. And we provide the latest, highest-quality equipment and expert guides for the sports you love, whether you bike, hike, snorkel, scuba, surf, kayak, paddle board, play golf or practice yoga and meditation.

Traction

In January 2018, we closed our seed-round for a total of $450K. There are currently three ships on the market that fit our design needs and size. All are immediately available. Both the seller and shipyard have offered financing. Our refit costs have been established by one of the leading industry designers. Most of our ship's renderings and virtual tours are now in place.

Our media partners are onboard with additional partners joining us soon. The combined following of targeted media and strategic partners exceeds 20M people. We expect to add an additional 20M in Europe as well.

Now we're looking to sell out our 500 member Founder's Club. When successful, we expect this effort to raise $1M--a portion of this capital will be used as a deposit on the ship.

In the news

The New York Times | Forbes | Seatrade Cruise Review

CNN travel | Condé Nast Traveler | The Miami Herald

The Times | Bild | Yahoo! Finance

FinanzNachrichten.de | Fox Business | wallstreet:online


ULTIMATE FITNESS CRUISE
MORNINGS with MARIA
TRACKING FLORENCE
MORNINGS with MARIA
ULTIMATE FITNESS CRUISE
FOX BUSINESS NETWORK
foxbusiness.com/channelfinder

Strategic partnerships

These companies give us direct access to over 30 million active adults.

Outside

WELL + GOOD

yoga journal

oxygen

HANK HANEY GOLF

Business model

We intend to offer for sale 40 Owners Residences on the ship. We project the net revenue generated by these sales will be up to $105M. The company has initiated a registration campaign to attract interested buyers of these units. To date, we have 171 interested buyers for these 40 units. We expect this number to increase to over 300 within the next 3 months. The sale of our 40 Owners Residences is an important portion of our overall funding plan, and early market feedback is extremely positive. The revenue from these sales provides over 70% of funds needed to launch this product. The concept of a hybrid ship (both owners and passengers) will be a trademark of our company, when repeated on additional ships, will provide significant capital to grow our fleet with minimal to no dilution to early stage investors. Our current mailing lists and full-ship charters will ensure we meet 1st year occupancy goals. Passenger revenue from each sailing (at 80% occupancy) generates approximately $1M per week for 50 weeks per year. Our goal is to expand our fleet to three ships within 5 years.

All investors of $500 or more become members of our Founders Club

All investors of $500 or more immediately become members of the Blue World Voyages Founders Club, an exclusive group of passengers helping to design the perfect cruise experience tailored to their own active lifestyles.



All investors will immediately become a member of the Blue World Voyages Founders Club – an exclusive group of passengers who will be helping to design the perfect cruise experience – tailored to their own active lifestyle.

And, at the same time, taking advantage of a sea of perks (financial and otherwise – see the chart below).

The amount of their investment (or more) off their first cruise		A $150 on-board Sports & Spa Credit every time you sail with us	
Priority booking privileges	Cabin Upgrades (when available)	A Captain's Founders Club Sail Away Party	Discounts on on-board spending

We sail in 2021





We are currently screening interested Owners Residence buyers. Once the ship is secured with a deposit and a firm delivery date established, we will place 40 of the interested buyers under contract along with an initial 25% deposit which will go into escrow. Our current discussions with the seller calls for delivery of the vessel in January of 2021. After a 120-day refit period, we estimate a launch date in the 2nd quarter of 2021, in the Mediterranean. Exact itineraries will be announced at a later date.

Three ships in five years--that's our goal

Year one occupancy is projected at 80%.

This will generate $49M in sales and put us well on our way towards a 2nd and then 3rd ship. That will bring us to a $400M+ market cap.

Message from our founder

Dear Investors,

Within the last few years, I have presented Blue World to thousands of people. So often I hear the same reply, "You know Gene, my husband (or wife) and I are not cruisers, but this, we would do." And I can tell you, I never get tired of hearing it!

We're not setting out to 'disrupt' the cruise industry, in fact, the industry couldn't be stronger. What we are doing, however, is creating a new and much-needed cruise product – one for active, healthy travelers.

Little by little, we have put together an amazing executive team. These very talented folks have grown major brands including Four Seasons, The World at ResidenSea, Hertz Rental Car, Burger King, Cunard and Seabourn Cruises, Canyon Ranch, and Apple. Everyone on my team has been drawn not to me, but to the concept, because they all personally 'walk the walk'... they all lead active lives and see the great potential for this product. I am honored to work with such a talented group of people.

We've got great opportunities ahead. Our select media partners have a following of over 30M highly targeted consumers, and they are all anxious to help us grow our brand.

We have agents in beautiful European ports excited about breaking the traditional cruise excursion mold to serve a more active crowd. And we have available ships of the perfect size for Blue World coming on to the market just as we need them, in time to expand our

fleet.

This is going to be an exciting voyage!

With your investment of $500 or more, you become a member of our 'Founders Club.' We will ask for your help in choosing itineraries, selecting menus and planning shore excursions. You become part of our community. And together we explore the world, stay active and healthy, learn and do new things, and get to help others along the way.

We sincerely hope you will join us!

Gene Meehan

Founder

The team

Development management

Gene Meehan - Founder & Chairman



Gene has been a leader in the spa and fitness industry for over 30 years. As an owner/operator of various award-winning clubs, he has designed facilities to be on the leading edge of industry trends. Experience extends from small gym operations to large multi-sport facilities and resort spa operations. A decision maker with the ability to motivate others, and to spot future trends in new markets. 30+ years of successful business operations and capital formation. An enthusiastic public speaker, with a strong personal interest in active lifestyles and good health. A competitive masters level rower, avid golfer and climber. An elected commissioner of town planning and recreation authorities, and an active fund raiser for various charities.



Mike Carrol - Vice President, Planning & Development

A veteran compliance and development leader with over 32 years of experience with U.S. foreign policy agencies, including Acting Inspector General at the U.S. Agency for International Development and Director of Operations at the U.S. Information Agency focusing primarily on activities in the former Soviet Union and the Middle East; extensive experience in development and humanitarian assistance programs in developing countries and post-conflict societies; numerous high-level contacts with international development agencies, development banks (World Bank, Inter-American Development Bank, etc.)

Brian O'Neill - Creative Director

Brian has won virtually every international creative award, including numerous Cannes Lions and Clios. He has appeared as guest marketing consultant on CNBC, MSNBC, The Oprah Show, and featured in the WSJ and USA Today. Brian has lectured on branding/advertising at U.C. Berkeley, Stanford and professional conferences nationwide. He is a member of Master's Hub, a collective of 18 distinguished marketing professionals around the world providing branding solutions to Chinese companies.

Executive management

Fredy Dellins - Co-Founder & Acting CEO

Senior international executive with expertise in P&L management, operations, business development, M&A, marketing and sales, and start-up ventures. A decision maker with strong corporate, start-up, turnaround and growth record. A leader who has successfully led large multinational organizations and built start-up operations. A planner, organizer and motivator who develops organizations for profitable growth. An experienced marketer and seller to high net worth individuals. A tenacious achiever who has successfully implemented new concepts amidst various challenges.

 

Diane Trieste - Vice President, Wellness

My professional purpose is to lead and support the creation of partnerships and branding to optimize human health, lifestyle enhancements and a profitable business performance. As an experienced professional with a diverse portfolio of brand and product development, operations management, programming and training in the wellness and hospitality industry, I look to lead an organization in expanding opportunities for brand & financial success by vetting & capitalizing on the intersections between people, organizational culture and a sustainable environment.

Hal Gassenheimer - Chief Financial Officer

Confidence-inspiring Finance Executive with 25+ years of experience growing entrepreneurial ventures. First class financial management: analysis, budgeting, reliable reporting, cost and cash management, assesses the keys to successful performance and establishes metrics/ KPIs, brings oversight and professionalism to financial operations to enable better business decisions, transparency, and financial controls in growing or struggling companies. Trusted advisor to the CEO and the Board on financial management, M&A, financing, restructuring and turnaround. Sets corporate objectives consistent with the strategy and solves complex business problems. Hands on leader of finance, treasury, accounting and other management teams.



Advisory board

Joyce Landry - Advisory Committee, Groups & Charters, Blue World Voyages

As founder & CEO of Landry & King, the largest cruise ship charterer in the U.S., Joyce is one of the most influential women in the cruise industry. She was inducted into the "Cruise Industry Hall of Fame" in 2006.



Tim Andriola - Executive Chef, Blue World Voyages

Tim has trained and worked in some of the most prestigious kitchens in the U.S., including Chez Panisse, Charlie Trotter's, and Tra Vigne. He specializes in farm to table cuisine.



Team

	Gene Meehan	Founder & Chairman	Health, fitness, and spa entrepreneur for over 30 years
	Fredy Dellis	Co-Founder & Acting CEO	Former President & CEO, The World at ResidenSea, President International, Burger King Corporation, President International, The Hertz Corporation
	Hal Gassenheimer	CFO	Harvard MBA, Former Treasurer of Carnival Cruise Line, CFO Seabourn Cruise Line
	Diane Trieste	VP Wellness	
	Mike Carrol	VP Planning & Development	
	Joyce Landry	Advisory Committee, Groups & Charters	
	Tim Andriola	Executive Chef	
	Brian O'Neill	Creative Director	
	Rick Atwood	Design Director	

Perks

$500	$500 off your first BWV cruise Membership in VIP Founders Club
$1,000	$1,000 off your first BWV cruise Membership in VIP Founders Club
$2,500	A free BWV cruise for one Membership in VIP Founders Club
$5,000	A free BWV cruise for two Membership in VIP Founders Club

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
What is the planned name of the ship?	The name of the vessel will be decided at a future date.
Do you have an idea when the ship will be revealed?	We are looking now at several excellent vessels that are ideal for what we are planning.
Who is handling the engineering, technical design, and project management for the refit?	Kalmarine (www.kalmarine.com), a reputable maritime engineering firm based in Fort Lauderdale, Florida is providing the marine engineering, technical design, project management and all technical services related to the vessel.
When will the refit of the vessel begin?	The first Blue World Voyages ship will be a repurposed, completely refurbished vessel designed and styled by the top marine design architects and interior designers in the industry: Tomas Tillberg Design International and Juan Poggi Design. The refit will begin when the work being executed by Kalmarine is completed. We are planning to start cruise operations in 2021.
Where is the refit taking place?	The refit will be done in an European or Asian shipyard that we evaluate as providing the right skills, capabilities, craftsmanship and experience for the project.
Why did Blue World choose to repurpose an existing vessel rather than initiate a new build?	We chose to repurpose an existing vessel rather than initiate a newbuild for a combination of reasons. By taking a larger ship and downsizing it (+/- 1000 Pax down to 350 Pax) we can provide substantial space to accommodate our residences and our passenger suites as well as the additional space required to offer two complete decks dedicated to "Active Lifestyle Cruising"; one deck for sports amenities and one for spa facilities. Also, after refit, our per-berth cost will be 1/3 of the cost per-berth of a 4-5-star vessel. This allows for a lower break-even point.

EXHIBIT D – Crowd SAFE

BLUE WORLD VOYAGES LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2019

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, the "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Blue World Voyages LLC, a Florida limited liability company (the "**Company**"), hereby issues to the Investor the right to receive certain equity securities of the Company, subject to the terms set forth in this Series 2019 Crowdfunding Simple Agreement for Future Equity (this "**Crowd SAFE**").

The "**Discount**" is 10%.

The "**Valuation Cap**" is $60,000,000.

Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in Section 3 below.

1. *Events*

        (a)   **<u>Equity Financing</u>**.

        (i)   If an initial Equity Financing occurs before this instrument terminates in accordance with <u>Sections 1(b)-(d)</u> (the "**First Equity Financing**"), the Company shall have the right, in its sole and absolute discretion, either to (1) continue the term of this Crowd SAFE; or (2) convert this Crowd SAFE into CF Shadow Securities (as defined in <u>Section 3</u>) based on the Equity Securities sold in the First Equity Financing. If the Company decides to convert this Crowd SAFE, the number of CF Shadow Securities to be received by the Investor upon such conversion shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price immediately prior to the First Equity Financing (such applicable Conversion Price, the "**First Equity Financing Price**"). The Company will notify the Investor of the closing of the First Equity Financing and of the Company's decision whether to convert this Crowd SAFE within thirty (30) business days of the closing of such financing.

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with <u>Sections 1(b)-(d)</u> (each, a "**Subsequent Equity Financing**"), the Company shall have the right, in its sole and absolute discretion, either to (1) continue the term of this Crowd SAFE ; or (2) convert this Crowd SAFE into CF Shadow Securities based on the Equity Securities sold in the Subsequent Equity Financing. The number of CF Shadow Securities to be received by the Investor upon such conversion shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price. The Company will notify the Investor of the closing of each Subsequent Equity Financing, and of the Company's decision whether to convert this Crowd SAFE, within thirty (30) business days of the closing of such financing.

        (b)   **<u>Liquidity Event</u>**.

        (i)   If a Liquidity Event occurs before the termination of this instrument and before an Equity Financing has occurred, the Investor will have the right, at its option, and upon written notice to the Company, to receive either (1) a cash payment equal to the Purchase Amount (subject to the last sentence of this paragraph (b)(i)) or (2) a number of the Class A Units of the Company equal to the Purchase Amount divided by the Liquidity Price. If the Investor elects to receive cash pursuant to clause 1 above, the Purchase Amount will be due and payable by the Company to the Investor no later than the date on which the Liquidity Event is consummated. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs who have elected to receive cash (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds, after payment of outstanding indebtedness and securities with a priority in liquidation, will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their respective Purchase Amounts. If the Investor fails to deliver to the Company notice of its determination of whether to receive cash or securities, the Investor will be deemed to have chosen to receive cash.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the conversion or termination of this instrument, the Investor will have the right, at its option, and

upon written notice to the Company, to receive either (1) a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (2) an amount of securities issued in the most recent Equity Financing equal to the Purchase Amount divided by the First Equity Financing Price. Equity Securities issuedto the Investor pursuant to clause 2 above shall have the same liquidation rights and preferences, if any, as the Equity Securities issued in connection with the Company's most recent Equity Financing. If the Investor fails to deliver to the Company notice of its determination of whether to receive cash or securities, the Investor will be deemed to have chosen to receive cash.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to indebtedness and any securities of the Company with a priority in liquidation, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Units of the Company as determined in good faith by the Company's board of managers at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company with the same priority as holders of Common Units upon a Dissolution Event and (iii) and all holders of Common Units.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of CF Shadow Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b), 1(c) or 1(e).

(e)   **Escrow Account**. The Company shall retain certain funds in an Escrow Account, as described in Section 2.

2. *Escrow Covenant*

(a)   The Company will establish an Escrow Account and, upon the successful issuance of this instrument, shall retain the Escrow Amount in the Escrow Account until there is either (i) an Escrow Release Event or (ii) an Escrow Refund Event. Upon the occurrence of an (A) Escrow Release Event, all funds held in the Escrow Account will be released to the Company or (B) Escrow Refund Event, all funds held in the Escrow Account will be returned to the Investors pro rata based on their respective Purchase Amounts.

(b)   The Company will provide the Portal a monthly statement to ensure compliance with the foregoing provision; provided however, that the Company will not be required to provide the Portal with a monthly statement on a recurring basis as long as the Escrow Agent grants access to the Escrow Account's balance on an ongoing basis.In the event the Company either (i) fails to ensure that the Portal receives such access or, in lieu thereof, a monthly statement within fifteen (15) calendar days of the end of a calendar month, or (ii) fails to maintain the Escrow Amount before an Escrow Release Event or Escrow Refund Event, this Crowd SAFE may be deemed in default by the Portal or the Investor. Upon receiving notice of the default, the Company will have five (5) calendar days to cure the breach of this covenant, otherwise the full Purchase Amount of this instrument will be due to the Investor immediately.

(c)   This Section 2 and the covenants made herein shall survive this instrument and be granted to the Investor with the issuance of any CF Shadow Securities pursuant to Section 1(a) *provided* in the event of a Liquidity Event pursuant to Section 1(b) the covenants herein shall terminate and an Escrow Release Event shall be deemed to have occurred.

3. *Definitions*

"**CF Shadow Securities**" shall be identical in all respects to the Units issued in an Equity Financing, except that:

> (i)   Holders of CF Shadow Securities shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company except as may be required by applicable law; Each holder of CF Shadow Securities shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which such holder may be entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Securities and such agreement will provide that the Intermediary will vote with the majority of the holders of the Equity Securities that triggered the conversion of the Crowd SAFE on any matters to which the proxy agreement applies; and

> (iii)   Holders of CF Shadow Securities will have no information or inspection rights, except those granted pursuant to applicable law and not waivable.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Units**" means common limited liability company membership interests of the Company or, if the Company is restructured as a corporation, common stock of the Company including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership interests" refers to those interests in the Company that, as of the relevant event, would be last class of interests in the Company to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of Units.

"**Discount Price**" means the product of (i) the price per Unit of Equity Securities sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Escrow Amount**" shall mean fifty percent (50%) of the net Purchase Amount of this instrument, and all others sold in the same offering, assuming, for purposes of calculating the "net" Purchase Amount that all costs associated with the Portal, including commission, credit card fees, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the Portal are debited from the Escrow Amount and not the portion of the Purchase Amount not subject to this definition. For the avoidance of doubt, costs incurred by the Company associated with the issuance of this instrument, but not passing through the Portal, may not be debited from the Escrow Amount until an Escrow Release Event occurs.

"**Escrow Account**" shall mean a savings or checking account subject to FDIC insurance where the Company will deposit the Escrow Amount pursuant to Section 2. The account must be (i) in the Company's name, (ii) not subject to any pledges or liens, and (iii) may not be used to secure any financing or for leverage.

"**Escrow Agent**" shall mean Prime Trust LLC, a Nevada trust company acting as the escrow agent for the Offering.

"**Escrow Release Event**" shall mean the earlier of (i) time at which the Company make a cash deposit of $15,000,000 or greater, on the purchase of a commercial grade cruise ship suitable for the purposes planned by the Company or (ii) the time at which a Liquidity Event occurs.

"**Escrow Refund Event**" shall mean the earlier of (i) the date on which a Dissolution Event occurs or (ii) the Company's failure to achieve an Escrow Release on or before February 1, 2021.

"**Equity Financing**" shall mean a sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $15,000,000 cash or cash equivalents (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Units or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Units, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding Units, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including Preferred Units and all outstanding vested or unvested options or warrants to purchase Units, but excluding (i) the issuance of any Units reserved and available for future issuance under any equity incentive or similar plan, (ii) any convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's firm commitment underwritten initial public offering of Common Units pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the Company's Fully Diluted Capitalization immediately prior to the Liquidity Event.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Offering**" shall mean the offer and sale of this instrument pursuant to Section 4(a)(6) of the Act through the Portal.

"**Portal**" shall mean OpenDeal Portal LLC, dba Republic, or a successor regulated funding portal approved by the SEC and registered with FINRA.

"**Preferred Units**" means the preferred limited liability company membership units of the Company or, if the Company is restructured as a corporation, preferred stock of the Company including any securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Units in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

"**Securities**" means, collectively, this Crowd SAFE and the securities into which this Crowd SAFE may be converted.

"**Units**" means Common Units or Preferred Units, as the case may be.

4. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or manager; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of units of CF Shadow Securities issuable pursuant to Section 1.

(e)   The Company will take all steps necessary to provide sufficient authorized Units for the issuance of CF Shadow Securities issuable upon the conversion of this instrument. All such Units shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule

503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

5. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that the Securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that the Securities may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing the Securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

6. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 6(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 6(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 6(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 6(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 6</u> above, the Investor further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 5</u> and the undertaking set out in <u>Section 6(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of the Securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing the Securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS

OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Units issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a holder of Units of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate

this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Florida, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Miami, Florida. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

        IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BLUE WORLD VOYAGES LLC
By:
Name:
Title:
Address:
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated _____between Blue World Voyages LLC, a Florida limited liability company (the "*Company*") and _____ ("*Member"*). In connection with a conversion of Member's investment in the Crowd SAFE into CF Shadow Securities (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*"), as another holder of CF Shadow Securities, hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    (a) With respect to all CF Shadow Securities owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Interests*"), Member hereby grants to Intermediary an irrevocable proxy to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the holders of the class of Units issued pursuant to the conversion of the Crowd SAFE. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.
    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    (c) This Proxy will terminate on the date on which Interests are no longer issued and outstanding

2. Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

    (a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and

delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

7. Assignment.

(a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

(b) The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	INTERMEDIARY:
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date:	Date: